EXHIBIT 12.1

AERCAP HOLDINGS N.V. AND SUBSIDIARIES
STATEMENT REGARDING COMPUTATION OF RATIOS
(U.S. dollar amounts in thousands, except ratio amounts)

						Three Months
	Year Ended December 31,					Ended March
Fixed charges	2012	2013	2014	2015	2016	31, 2017
Interest expense	286,019	226,329	780,349	1,099,884	1,091,861	285,678
Capitalized interest	2,616	7,455	80,328	79,230	107,688	27,321
Portion of rent expense representative of interest	698	712	4,597	5,754	4,465	1,003
Total fixed charges	289,333	234,496	865,274	1,184,868	1,204,014	314,002

Earnings:
Income from continuing operations before income tax	154,879	310,791	916,898	1,365,699	1,200,396	296,841
Distributed income from equity investees	1,848	4,324	25,158	2,652	9,136	—
Fixed charged from above	289,333	234,496	865,274	1,184,868	1,204,014	314,002
Less capitalized interest from above	(2,616)	(7,455)	(80,328)	(79,230)	(107,688)	(27,321)
Amortization of capitalized interest	2,743	2,838	3,010	4,647	8,757	2,423
Earnings (as defined)	446,187	544,994	1,730,012	2,478,636	2,314,615	585,945

Ratio of earnings to fixed charges	1.54	2.32	2.00	2.09	1.92	1.87